July 17, 2015

Alison White

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen High Income December 2018 Target Term Fund
(File Nos. 333-205695; 811-23074)
Initial Registration Statement on Form N-2

Dear Ms. White:

On July 16, 2015, the above referenced fund (the “Fund”) filed a Registration Statement on Form N-2 (“Registration Statement”) for the purpose of registering its common shares of beneficial interest. The purpose of this letter is to request selective review of the Registration Statement, in accordance with the Securities and Exchange Commission’s (“SEC”) release on selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984).

The Registration Statement is substantially identical to Nuveen High Income 2020 Target Term Fund’s (“JHY”) registration statement (File Nos. 333-203768; 811-23051) (the “JHY Registration Statement,” and together with the Registration Statement, the “Registration Statements”). The SEC staff reviewed and commented on the JHY Registration Statement via comment letter dated May 28, 2015 and we expect will declare the JHY Registration Statement effective in July, 2015.

The Fund and JHY have identical investment objectives and substantially similar investment strategies. Each of the Fund and JHY: (1) has the investment objectives of providing a high level of current income and returning the original net asset value per common share (before deducting offering costs) to common shareholders on or about the fund’s respective termination date; (2) seeks to achieve its investment objectives by investing, under normal circumstances, at least 80% of its managed assets (as defined in the Registration Statements) in corporate debt securities and, separately, at least 80% of its managed assets in securities that, at the time of investment, are rated below investment grade or are unrated but deemed equivalent by Nuveen Asset Management, LLC, the fund’s subadvisers; (3) intends to utilize various portfolio and cash flow management techniques, including setting aside a portion of its net investment income, possibly retaining gains and limiting the longest maturity of any holding to

Securities and Exchange Commission

July 17, 2015

no later than approximately six months after the termination date of the fund; and (4) on or about the termination date of the fund, intends to cease its investment operations, liquidate its portfolio, retire or redeem its leverage facilities and seek to return the original net asset value to common shareholders, unless the term of the fund is extended for one period of up to six months by a vote of the fund’s board of trustees.

The primary difference between the Fund and JHY is that JHY has an original term of five years, while the Fund has an original term of three years (each with one possible extension of up to six months as described in the immediately preceding paragraph).

JHY and the Fund share the same board of trustees, officers, investment adviser and subadviser, legal counsel, transfer agent and custodian. It is anticipated that JHY and the Fund will also share the same independent registered public accounting firm. As a result, the Registration Statements are identical in nearly all respects. The only notable differences appear in the following sections of the prospectus disclosure (headings and page numbers correspond to the Registration Statement):

Except as otherwise indicated below, references to the Fund’s three-year term ending on December 1, 2018, as opposed to JHY’s five-year term ending on November 1, 2020; and/or references to the longest maturity of any Fund holding of June 1, 2019, as opposed to JHY’s longest maturity being May 1, 2021 in each of the following sections:

•	Prospectus Summary

•	Who May Want to Invest (pg. 1);

•	Investment Objectives (pg. 2);

•	Fund Strategies (pg. 2) and Investment Policies (pg. 4);

•	Three-Year Term (pgs. 5-7);

•	Special Risk Considerations – Fund Level Risks – Three-Year Term Risk (pg. 12);

•	Special Risk Considerations – Security Level Risks – Interest Rate Risk (pg. 15) (elimination of reference to initial investment in “intermediate-term securities” given the Fund’s three-year term);

•	Special Risk Considerations – Security Level Risks – Duration Risk (pgs. 15 - 16) (deletion of reference to securities “with longer durations” due to the Fund’s three-year term);

Securities and Exchange Commission

July 17, 2015

•	Summary of Fund Expenses

•	The “Example” (pg. 22) only reflects expense numbers for one year and three years because the Fund’s term is limited to three years;

•	The Fund’s Investments

•	Fund Strategies (pg. 23);

•	Investment Policies (pg. 25);

•	Three-Year Term and Final Distribution (pgs. 26 - 27);

•	Risks

•	Fund Level Risks – Three-Year Term Risk (pgs. 41-42);

•	Security Level Risks – Interest Rate Risk (pg. 45) (elimination of reference to initial investment in “intermediate-term securities” given the Fund’s three-year term);

•	Security Level Risks – Duration Risk (pg. 46) (deletion of reference to securities “with longer durations” due to the Fund’s three-year term); and

•	Certain Provisions in the Declaration of Trust and By-laws

•	Term (pg. 65).

We also have included a marked version of the Fund’s Registration Statement; the marked text reflects disclosure in the Fund’s Registration Statement that differs from the JHY Registration Statement filed on June 25, 2015.

We believe this letter demonstrates the suitability of selective review of the Registration Statement, based on the SEC staff’s previous review and comment on the JHY Registration Statement and its similarity to the Fund’s Registration Statement. Please call me at (312) 807-4295 or Fatima Sulaiman at (202) 778-9082 if you have any questions about the enclosed, or if you require anything further.

Securities and Exchange Commission

July 17, 2015

Very truly yours,

/s/ David P. Glatz

David P. Glatz

Enclosures

Copies (w/encl.) to    Mark L. Winget

                                    Kevin J. McCarthy